

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Scott M. Shaw
Chief Executive Officer
Lincoln Educational Services Corp
200 Executive Drive, Suite 340
West Orange, New Jersey 07052

> **Re: Lincoln Educational Services Corp**
> **Registration Statement on Form S-3**
> **Filed October 6, 2020**
> **File No. 333-249352**

Dear Mr. Shaw:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 or Mara Ransom 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services